AI 5/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022742

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED MAY 28 2002 WASH. D.C. 155 SECTION

| SEC FILE NUMBER |
|---|
| 8- 45648 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Good Morning Securities USA, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica Kim 212-397-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) N.Y. (State) 10154 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AI 5/31/2002

## OATH OR AFFIRMATION

I, Sunny Il Jin Yoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Good Morning Securities USA Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME
THIS MAY 13 2002

Joseph K. Oddo
Notary Public

[signature]
Signature

President
Title

JOSEPH K. ODDO
Notary Public, State of New York
No. 4986563
Qualified in Bronx County
Commission Expires 9-16-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

345 Park Avenue
New York, NY 10154

# Independent Auditors' Report

The Board of Directors
Good Morning Securities USA Inc.:

We have audited the accompanying statement of financial condition of Good Morning Securities USA Inc. (a wholly owned subsidiary of Good Morning Securities Co., Ltd.) as of March 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Good Morning Securities USA Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 22, 2002

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

**GOOD MORNING SECURITIES USA INC.**
(A Wholly Owned Subsidiary of
Good Morning Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2002

**Assets**

| | | | | |
|---|---|---|---|---|
| Cash | | | $ | 3,592,835 |
| Securities owned, at market value: | | | | |
| Corporate stocks | | | | 338,408 |
| Receivables from brokers and dealers (note 2) | | | | 4,223,126 |
| Fixed assets, at cost, less accumulated depreciation and amortization of $304,519 | | | | 37,921 |
| Other assets | | | | 76,136 |
| Total assets | | | $ | 8,268,426 |

**Liabilities and Stockholder's Equity**

| | | | | |
|---|---|---|---|---|
| Liabilities: | | | | |
| Accrued expenses and other liabilities | | | $ | 2,392,246 |
| Income tax payable | | | | 876,822 |
| Total liabilities | | | | 3,269,068 |
| Commitments (note 5) | | | | |
| Stockholder's equity: | | | | |
| Common stock, $0.01 par value. Authorized, issued, and outstanding 15,000 shares | $ | 150 | | |
| Additional paid-in capital | | 4,199,850 | | |
| Retained earnings | | 799,358 | | |
| Total stockholder's equity | | | | 4,999,358 |
| Total liabilities and stockholder's equity | | | $ | 8,268,426 |

See accompanying notes to financial statements.